Filed pursuant to Rule 424(b)(3)
                                                Reg. No.: 333-89725


Supplement Dated March 20, 2000 to Prospectus Dated February 18, 2000

                            AES Eastern Energy, L.P.

                                 Exchange Offer

                  Pass Through Trust Certificates, Series 1999

Extension of Expiration Date

              We have extended the expiration date of this exchange offer and the consent solicitation. This exchange offer and the consent solicitation and withdrawal rights will expire at 5:00 p.m. (New York City time) on March 27, 2000, unless we further extend this exchange offer and consent solicitation.

Payment of Additional Interest

              As a result of our failure to complete this exchange offer on or prior to November 10, 1999, which is 180 days after the original issue date of the existing pass through trust certificates, additional interest has been accruing at the rate of 0.50% per annum since November 10, 1999 and will accrue until we complete this exchange offer. This additional interest is required to be distributed to holders of the pass through trust certificates at the same times as the regularly scheduled distributions of interest, which are January 2 and July 2 of each year.

              We inadvertently failed to remit the additional interest due on January 2, 2000 when we made the lease rental payment on January 2, 2000 that was used to fund the January 2, 2000 distribution to holders of pass through trust certificates. As a result, the amounts distributed to the holders of the pass through trust certificates on January 2, 2000 did not include the additional interest. The amount of additional interest due on January 2, 2000 was $397,222.22.

              For purposes of the pass through trust agreements under which the pass through trust certificates were issued, the additional interest that was due on January 2, 2000 will be a "Special Payment." The pass through trust agreements provide that Special Payments are to be made on the earliest second day of a month for which it is practicable for the pass through trustee to give a notice required to be given under the pass through trust agreements with respect to Special Payments. In accordance with the pass through trust agreements, this Special Payment will be distributed on May 2, 2000 to holders of pass through trust certificates of record on April 17, 2000. The Special Payment will also include interest on that amount at the prime rate of Bankers Trust Company plus 2% from January 2, 2000 to the date on which we remit payment to Bankers Trust Company in its capacity as trustee under the indenture under which the secured lease obligation notes were issued. Bankers Trust Company, as trustee under the pass through trust agreements, will invest these funds, to the extent practicable, as provided in the pass through trust agreements until they are distributed. Investment income will be distributed to holders of pass through trust certificates entitled to receive the Special Payment.

              The additional interest that accrues from January 2 until the earlier of July 2, 2000 and completion of the exchange offer will be distributed on the next scheduled distribution date, July 2, 2000, to holders of pass through trust certificates entitled to receive that distribution.

Procedures for Tendering the Existing Pass Through Trust Certificates

              Please use the letter of transmittal and other documents that were distributed at the commencement of this exchange offer. No new letters of transmittal or other documents will be distributed.

              For additional information about the procedures for tendering the existing pass through trust certificates or for additional copies of the prospectus dated February 18, 2000, the letter of transmittal or other documents, please contact the exchange agent, Bankers Trust Company, at (800) 735-7777.